SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                                  -------------

                                 SCHEDULE TO/A
                                 (RULE 14D-100)
                        (Amendment No. 2-Final Amendment)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               Unity Bancorp, Inc.
                --------------------------------------------------
                       (Name of Subject Company (Issuer))

                    Unity Bancorp, Inc. (Offeror and Issuer)
                --------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Series A Preferred Stock
                --------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
                --------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 James A. Hughes
                               Unity Bancorp, Inc.
                                64 Old Highway 22
                            Clinton, New Jersey 08809
                                 (908) 730-7630
                --------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 With copies to:

                            Robert A. Schwartz, Esq.
                       Windels Marx Lane & Mittendorf, LLP
                             120 Albany Street Plaza
                         New Brunswick, New Jersey 08901
                            Telephone: (732) 448-2548
                            Facsimile: (732) 846-8877

                            CALCULATION OF FILING FEE
                --------------------------------------------------
                Transaction Valuation*        Amount of Filing Fee
                     $4,600,000                    $ N/A
                --------------------------------------------------

     * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series A Preferred Stock. The amount of the filing fee is based upon the market value of the securities acquired pursuant to Rule 0-11.

     [x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,004             Filing Party: Unity Bancorp, Inc.
                          ----------                      -------------------

Form or Registration No.: 333-61498         Date Filed:   May  23 , 2001
                          ----------                      -------------------

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer:[X]

This amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO") previously filed with the Securities and Exchange Commission, and is filed to report the results of our offer to exchange 10.1 shares of our common stock and 10.1 common stock purchase warrants for each outstanding share of our Series A Preferred Stock and to exchange an additional one share of common stock and one common stock purchase warrant in satisfaction of each $4.95 in accrued but unpaid dividends on each share of Series A Preferred Stock, subject to the conditions described in the prospectus and letter of transmittal, copies of which were previously filed as Exhibits
(a)(1)(ii) and (a)(1)(iii), respectively (the "Exchange Offer").

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


ITEM 4.  TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Exchange Offer expired at 5:00 P.M., Eastern time, on July 13, 2001. Pursuant to the Exchange Offer, the Company accepted for exchange 97,500 shares of the Company's Series A Preferred Stock, representing approximately 94% of the outstanding Series A Preferred Stock. Upon the terms and subject to the conditions of the Exchange Offer, the Company will issue 1,111,411 shares of common stock and options to purchase an additional 1,111,411 shares of common stock in exchange for 97,500 shares of Series A Preferred Stock and approximately $627,000 in accrued but unpaid dividends on those shares of Series A Preferred Stock.


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



                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       By:    /s/ James A. Hughes
                                               --------------------------------
                                       Name:      James A. Hughes
                                               --------------------------------
                                       Title:     Chief Financial Officer
                                               --------------------------------

Dated:  July 17, 2001

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